# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OPEN LENDING CORPORATION, CIK 0001806201
CUSIP: 68373J104
Title of class of securities: COMMON STOCK, $0.01 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 1501 S. MoPac Expressway, Suite 450, Austin, Texas (TX), 78746
Date of event which requires filing of this statement: 06/15/2026
Filed by CIK 0001814733
Persons authorized to receive notices and communications: Paul Bradshaw, Second Floor, Windward House, La Route de la Liberation, St. Helier, Jersey (Y9), JE2 3BQ, 44 1534 754 500

## Reporting persons
- Bregal Sagemount I, L.P. (CIK 0001814733): type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,564,566; shared voting power 0; sole dispositive power 7,564,566; shared dispositive power 0; aggregate amount beneficially owned 7,564,566 (6.4% of the class)
  Comment: The percentage of class was calculated based on 117,676,162 shares of the Company's common stock, par value $0.01 per share ("Common Stock"), outstanding as of March 6, 2026, as set forth in Open Lending Corporation's (the "Company") Form 10-K, filed with the Securities Exchange Commission on March 12, 2026.
- Bregal North America General Partner Jersey Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,564,566; shared voting power 0; sole dispositive power 7,564,566; shared dispositive power 0; aggregate amount beneficially owned 7,564,566 (6.4% of the class)
  Comment: The percentage of class was calculated based on 117,676,162 shares of Common Stock outstanding as of March 6, 2026, as set forth in the Company's Form 10-K, filed with the Securities Exchange Commission on March 12, 2026.
- Bregal Investments, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); sole voting power 7,564,566; shared voting power 0; sole dispositive power 7,564,566; shared dispositive power 0; aggregate amount beneficially owned 7,564,566 (6.4% of the class)
  Comment: Consists of (i) 7,564,566 shares of Common Stock held by Bregal Sagemount I, L.P. ("Bregal Sagemount") and (ii) zero shares of Common Stock held by Bregal Investments, Inc. ("Bregal Investments"). The percentage of class was calculated based on 117,676,162 shares of Common Stock, outstanding as of March 6, 2026, as set forth in the Company's Form 10-K, filed with the Securities Exchange Commission on March 12, 2026.
- Bregal Sagemount Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,564,566; shared voting power 0; sole dispositive power 7,564,566; shared dispositive power 0; aggregate amount beneficially owned 7,564,566 (6.4% of the class)
  Comment: Consists of (i) 7,564,566 shares of Common Stock held by Bregal Sagemount and (ii) zero shares of Common Stock held by Bregal Sagemount Management LP ("Bregal Management"). The percentage of class was calculated based on 117,676,162 shares of Common Stock outstanding as of March 6, 2026, as set forth in the Company's Form 10-K, filed with the Securities Exchange Commission on March 12, 2026.
- Gene Yoon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,564,566; shared voting power 0; sole dispositive power 7,564,566; shared dispositive power 0; aggregate amount beneficially owned 7,564,566 (6.4% of the class)
  Comment: Consists of (i) 7,564,566 shares of Common Stock held by Bregal Sagemount and (ii) zero shares of Common Stock held by Bregal Management. The percentage of class was calculated based on 117,676,162 shares of Common Stock outstanding as of March 6, 2026, as set forth in the Company's Form 10-K, filed with the Securities Exchange Commission on March 12, 2026.
- Blair Greenberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,564,566; shared voting power 0; sole dispositive power 7,564,566; shared dispositive power 0; aggregate amount beneficially owned 7,564,566 (6.4% of the class)
  Comment: Consists of (i) 7,564,566 shares of Common Stock held by Bregal Sagemount and (ii) zero shares of Common Stock held by Bregal Management. The percentage of class was calculated based on 117,676,162 shares of Common Stock outstanding as of March 6, 2026, as set forth in the Company's Form 10-K, filed with the Securities Exchange Commission on March 12, 2026.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.01 PAR VALUE PER SHARE
Name of issuer: OPEN LENDING CORPORATION
Address of issuer's principal executive offices: 1501 S. MoPac Expressway, Suite 450, Austin, Texas (TX), 78746
Comment: This Amendment No. 4 to Schedule 13D ("Amendment No. 4") relates to shares of Common Stock (as defined below) of the Issuer (as defined below) and is being filed on behalf of the Reporting Persons. This Amendment No. 4 amends and supplements the Amendment No. 3 previously filed with the Securities and Exchange Commission on June 15, 2021 ("Amendment No. 3"), the Amendment No. 2 previously filed with the Securities and Exchange Commission on April 8, 2021 ("Amendment No. 2"), and the Amendment No. 1 previously filed with the Securities and Exchange and Commission on December 14, 2020 ( "Amendment No. 1"), and the initial Schedule 13D previously filed with the Securities and Exchange Commission by the Reporting Persons on October 30, 2020 (the "Initial Schedule 13D", together with Amendment No. 3, Amendment No. 2, Amendment No. 1 and this Amendment No. 4, the "Schedule 13D"), with respect to the shares of common stock, $0.01 par value per share ("Common Stock"), of Open Lending Corporation (the "Issuer"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Agreement and Plan of Merger

On June 15, 2026, Open Lending Corporation, a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with ANV Group Holdings Ltd. ("Parent"), and Lakers Acquisition Sub, Inc., a Delaware corporation and indirect wholly owned subsidiary of Parent ("Merger Sub"). Pursuant to the terms and conditions of the Merger Agreement, Merger Sub will commence a tender offer (as it may be extended, amended or supplemented from time to time, the "Offer") to purchase any and all of the issued and outstanding shares (each, a "Share" and collectively, the "Shares") of common stock, par value $0.01 per share, of the Company ("Common Stock"), at a price of $3.15 per Share (the "Offer Price"), net to the holder thereof, in cash, without interest thereon and subject to reduction for any applicable tax withholding.
Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger") in accordance with the Merger Agreement and Section 251(h) of the General Corporation Law of the State of Delaware (the "DGCL"), and the Company will survive the Merger as an indirect wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share that is not tendered and accepted pursuant to the Offer (other than Shares owned by Parent, Merger Sub or the Company, or by any of their respective direct or indirect wholly owned subsidiaries, and Shares held by stockholders of the Company who are entitled to demand and who have properly and validly demanded their statutory rights of appraisal in compliance with Section 262 of the DGCL) will be cancelled and automatically converted into the right to receive the Offer Price, net to the holder thereof, in cash, without interest thereon and subject to reduction for any applicable tax withholding (the "Per Share Merger Consideration").
In addition, immediately prior to the Effective Time, by virtue of the Merger, automatically and without any action on the part of the Company, Parent or the holder thereof:

Each outstanding and unexercised option to purchase Shares (each, a "Company Option") granted pursuant to the Company's 2020 Stock Option and Incentive Plan (the "Equity Plan") that is unvested will accelerate and become fully vested and exercisable, and, as of the Effective Time, each Company Option will be cancelled and converted into the right to receive (A) for Company Options with an exercise price per Share that is less than the Per Share Merger Consideration, a cash payment equal to the product of (x) the total number of Shares subject to such Company Option multiplied by (y) the excess of the Per Share Merger Consideration over the applicable exercise price per Share, without interest and subject to applicable tax withholding, or (B) for Company Options with an exercise price per Share that is equal to or greater than the Per Share Merger Consideration, no consideration.

Each outstanding Company time-based restricted stock unit granted pursuant to the Equity Plan (each, a "Company RSU") will become fully vested and, as of the Effective Time, will be cancelled and converted into the right to receive a cash payment equal to the product of (x) the aggregate number of Shares underlying the Company RSU multiplied by (y) the Per Share Merger Consideration, without interest and subject to applicable tax withholding.

Each outstanding Company performance-based stock unit granted pursuant to the Equity Plan (each, a "Company PSU") will become vested on a one Company PSU for one Share basis and, as of the Effective Time, will be cancelled and converted into the right to receive a cash payment equal to the product of (x) the aggregate number of Shares underlying the vested portion of such Company PSU multiplied by (y) the Per Share Merger Consideration, without interest and subject to applicable tax withholding, and the unvested portion of each Company PSU will be automatically cancelled for no consideration.

The obligation of Merger Sub to consummate the Offer is subject to customary closing conditions, including, among other things, (i) that at the expiration of the Offer, a number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, represent at least a majority of all of the issued and outstanding Shares, be validly tendered and not withdrawn in accordance with the terms of the Offer (the "Minimum Condition"), (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Regulatory Condition"), (iii) the absence of any legal prohibition by a governmental entity of competent jurisdiction in effect enjoining, prohibiting or otherwise preventing the consummation of the Offer, (iv) the accuracy of the Company's representations and warranties (subject to customary materiality standards), (v) compliance by the Company with its covenants in all material respects, and (vi) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement). Parent has obtained equity and debt financing commitment letters to fund the Offer and the Merger; however, the consummation of the Offer and the Merger is not subject to any financing condition.

The Merger Agreement includes customary representations, warranties and covenants of the parties for a transaction of this nature. The Company has agreed to use its reasonable best efforts to, in all material respects, conduct its operations in the ordinary course during the period between the execution of the Merger Agreement and until the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms.

The Merger Agreement includes customary "no-shop" restrictions on the Company's and its representatives' ability to solicit, initiate, encourage or participate in discussions regarding alternative acquisition proposals from third parties. The Company may, however, under certain circumstances and subject to compliance with the Merger Agreement, provide information to and participate in discussions with a third party that makes an unsolicited acquisition proposal if the board of directors of the Company (the "Company Board") determines in good faith (after consultation with its financial advisor and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and that failure to take such action would be inconsistent with its fiduciary duties. The Company Board may make an adverse recommendation change or terminate the Merger Agreement to accept a Superior Proposal, subject to certain notice and other requirements that provide Parent with an opportunity to propose revisions to the Merger Agreement.

The Merger Agreement contains certain termination rights for the Company and Parent. Either party may terminate the Merger Agreement if the Offer has not been consummated by 11:59 p.m. Eastern Time on October 15, 2026, which date will be automatically extended to December 15, 2026 if all of the conditions to the Offer have been satisfied or waived except for the Regulatory Condition or certain related legal restraints] (the "Outside Date"), or if a permanent injunction or order preventing the transaction becomes final and non-appealable. The Company may terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal (subject to payment of the Termination Fee) or upon certain uncured breaches by Parent or Merger Sub. Parent may terminate the Merger Agreement upon a Company Board adverse recommendation change or upon certain uncured breaches by the Company. The Company has agreed to pay Parent a termination fee of $13,580,000 in cash upon termination of the Merger Agreement under certain specified circumstances, including (i) termination by the Company to enter into a Superior Proposal, (ii) termination by Parent following an adverse recommendation change by the Company Board, or (iii) termination under certain other circumstances (including for failure to consummate by the Outside Date, satisfy the Minimum Condition, or Company breach) where an Acquisition Proposal (as defined in the Merger Agreement) has been publicly announced and a definitive agreement is subsequently entered into within twelve months.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Tender and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, Bregal Sagemount I, L.P. ("Bregal Sagemount") entered into a Tender and Support Agreement with Parent and Merger Sub (the "Support Agreement"), pursuant to which Bregal Sagemount agreed, among other things, (i) to validly tender all of its Shares in the Offer, (ii) to vote its Shares against any Acquisition Proposal and against any other action that would impede or delay the consummation of the Offer or the Merger, (iii) not to transfer, sell, assign, pledge, encumber or otherwise dispose of any of its Shares (other than certain permitted transfers to affiliates or for estate planning purposes) or tender any Shares into any competing tender or exchange offer, (iv) to waive any rights to demand appraisal of its Shares under Section 262 of the DGCL, and (v) not to commence or participate in any proceeding against Parent, Merger Sub or the Company relating to the Merger Agreement or the transactions contemplated thereby. The Support Agreement will terminate upon the earlier of the valid termination of the Merger Agreement, the Effective Time, or certain amendments to the Merger Agreement that decrease the consideration or impose additional restrictions on payment. As of the date of the Merger Agreement, the Shares subject to the Support Agreements comprised approximately 12.8% of the outstanding Shares.

The foregoing description of the Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Tender and Support Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Only paragraphs (a), (b) and (c) of this Item 5 are amended and restated as follows:

As of June 16, 2026, Bregal Sagemount directly owned 7,564,566 shares of Common Stock, representing approximately 6.4% of the total outstanding shares of Common Stock calculated based on 117,676,162 shares outstanding as of March 6, 2026, as set forth in the Company's Form 10-K, filed with the Securities Exchange Commission on March 12, 2026.

As of June 16, 2026, Bregal North America, in its capacity as general partner of Bregal Sagemount, may be deemed to beneficially own the 7,564,566 shares of Common Stock owned directly by Bregal Sagemount.

As of June 16, 2026, Bregal Investments directly owned zero shares of Common Stock and, in its capacity as the registered investment advisor of Bregal Sagemount, may be deemed to beneficially own the Common Stock beneficially owned by Bregal Sagemount. As of June 16, 2026, the 7,564,566 shares of Common Stock that Bregal Investments may be deemed to beneficially own represented 6.4% of the total outstanding shares of Common Stock calculated based on 117,676,162 shares outstanding as of March 6, 2026, as set forth in the Company's Form 10-K, filed with the Securities Exchange Commission on March 12, 2026.

As of June 16, 2026, Bregal Management directly owned zero shares of Common Stock and, in its capacity as advisor of Bregal Sagemount, may be deemed to beneficially own the Common Stock beneficially owned by Bregal Sagemount. As of June 16, 2026, the 7,564,566 shares of Common Stock that Bregal Management may be deemed to beneficially own represented 6.4% of the total outstanding shares of Common Stock calculated based on 117,676,162 shares outstanding as of March 6, 2026, as set forth in the Company's Form 10-K, filed with the Securities Exchange Commission on March 12, 2026.

As of June 16, 2026, each of G. Yoon, in his capacity as managing director of Bregal Investments, and B. Greenberg, in his capacity as director of Bregal Investments, may be deemed to beneficially own the shares of Common Stock beneficially owned by Bregal Investments.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions in the Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

2. Agreement and Plan of Merger, dated as of June 15, 2026, by and ANV Group Holdings Ltd., Lakers Acquisition Sub, Inc., and Open Lending Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, dated June 15, 2026, filed by the Company)

3. Form of Tender and Support Agreement

## Signatures
- Bregal Sagemount I, L.P.: /s/ Paul Andrew Bradshaw, Paul Andrew Bradshaw, Director of General Partner (06/16/2026)
- Bregal Sagemount I, L.P.: /s/ Elena Dinamling Bubod, Elena Dinamling Bubod, Alternate Director of General Partner (06/16/2026)
- Bregal North America General Partner Jersey Ltd: /s/ Paul Andrew Bradshaw, Paul Andrew Bradshaw, Director (06/16/2026)
- Bregal North America General Partner Jersey Ltd: /s/ Elena Dinamling Bubod, Elena Dinamling Bubod, Alternate Director (06/16/2026)
- Bregal Investments, Inc.: /s/ Michelle S. Riley, Michelle S. Riley, Secretary (06/16/2026)
- Bregal Investments, Inc.: /s/ Ronald Fishman, Ronald Fishman, Treasurer (06/16/2026)
- Bregal Sagemount Management LP: /s/ Michelle S. Riley, Michelle S. Riley, Authorized Signatory (06/16/2026)
- Bregal Sagemount Management LP: /s/ Bryan Cohen, Bryan Cohen, Authorized Signatory (06/16/2026)
- Gene Yoon: /s/ Gene Yoon, Gene Yoon (06/16/2026)
- Blair Greenberg: /s/ Blair Greenberg, Blair Greenberg (06/16/2026)